SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36308; 812-16031

ARK Venture Fund and ARK Investment Management LLC

August 24, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application to amend a prior order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order ("Order") to amend and supersede a prior order that permits certain registered closed-end management investment companies ("funds") to issue multiple classes of shares and to impose asset-based distribution and/or service fees and early withdrawal charges ("Prior Order"). In applying for the Prior Order, the applicants represented that "[s]hares of the [f]unds will not be listed on any securities exchange, nor quoted on any quotation medium, and the [f]unds do not expect there to be a secondary trading market for their shares." Applicants seek to amend the Prior Order so that the funds may now offer (i) a class of shares ("Exchange Class") listed on a national securities exchange (an "Exchange"), and (ii) a class of tokenized shares ("Tokenized Class") traded on one or more alternative trading systems ("ATSs") or quoted on one or more other quotation mediums.

Applicants: ARK Venture Fund (the "Initial Fund") and ARK Investment Management LLC (the "Adviser" and together with the Initial Fund, the "Applicants").

Filing Dates: The application ("Application") was filed on May 20, 2026, and amended on June 11, 2026 and August 7, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on September 18, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Tom Staudt, ARK Investment Management LLC, 200 Central Avenue, Suite 220, St. Petersburg, FL 33701; Allison Fumai, Esq., William J. Bielefeld, Esq., Robert Shapiro, Esq., Dechert LLP, allison.fumai@dechert.com, william.bielefeld@dechert.com, robert.shapiro@dechert.com, respectively.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, Thomas Ahmadifar, Branch Chief, or Daniele Marchesani, Assistant Chief Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application, filed August 7, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

Applicants' Representations:

1. The Initial Fund is a Delaware statutory trust that is registered under the Act as a continuously offered, non-diversified closed-end management investment company and operated as an interval fund pursuant to rule 23c-3 under the Act. The Initial Fund's investment objective is to seek long-term growth of capital. The Initial Fund seeks to achieve its investment objective by investing primarily in domestic and foreign equity securities of companies that are relevant to the Initial Fund's investment theme of disruptive innovation. Pursuant to the Prior Order, the Initial Fund is currently offering Class D, Class S and Class U shares, which are subject to different sales loads, distribution fees, and shareholder services fees.

2. The Adviser is a Delaware limited liability company and is an investment adviser registered with the Commission under the Investment Advisers Act of 1940. The Adviser serves as the Initial Fund's investment adviser pursuant to an advisory agreement.

3. On November 17, 2025, the SEC issued the Prior Order granting certain exemptions permitting the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.[1]

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1 ARK Venture Fund & ARK Inv. Mgmt. LLC, Investment Company Act Release No. IC-35744 (Sept. 9, 2025) (notice); Investment Company Act Release No. IC-35787 (Nov. 17, 2025) (order).

4. The application for the Prior Order included a representation that "[s]hares of the [f]unds will not be listed on any securities exchange, nor quoted on any quotation medium, and the [f]unds do not expect there to be a secondary trading market for their shares." Applicants seek to amend the Prior Order so that the funds may now issue (i) Exchange Class shares that will be listed on an Exchange, and (ii) Tokenized Class shares that may be traded on one or more ATSs that are subject to Regulation ATS, registered with the SEC, and operated by broker-dealers that are registered with the SEC and members of the Financial Industry Regulatory Authority ("FINRA") or quoted on one or more other quotation mediums. The Order would supersede the Prior Order, with the result that no person will continue to rely on the Prior Order if the Order is granted.

5. Applicants request that the Order, like the Prior Order, also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and that operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934, as amended (each, a "Future Fund", and together with the Initial Fund, the "Funds").[3]

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[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] Applicants represent that any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of the Application. Applicants further represent that each entity presently intending to rely on the requested relief is listed as an applicant.

6. Applicants state that the Exchange Class shares will be issued onto an Exchange pursuant to an at-the-market offering, will be sold without a sales load, and may be subject to distribution and shareholder services fees.

7. Applicants state that the Tokenized Class shares will be distributed either by registered broker-dealers or directly by the Fund's transfer agent, will be sold without a sales load, and may be subject to distribution and shareholder services fees. Applicants submit that Tokenized Class shares will be issued through the Initial Fund's subscription process and a shareholder's record of ownership of a Tokenized Class share will be recorded using distributed ledger technology. Applicants state that Tokenized Class shares may be traded on one or more ATSs or quoted on another quotation medium or be traded through peer-to-peer transactions between wallets that are approved, per condition 6 below.

8. Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company. Consistent with these representations, Applicants submit that each of the Exchange Class shares and Tokenized Class shares will be subject to "Other Expenses" related to the particular operations of the respective share class. Such expenses may include, among others, costs associated with Exchange listing; costs payable to the Depository Trust & Clearing Corporation ("DTC"); costs payable to transfer agents, tokenization agents and

other service providers that provide class specific services; and, for the Tokenized Class shares, transaction (gas) fees associated with the sale and repurchase of shares or the distribution of dividends.

9. Applicants state that, depending upon the listing rules of the Exchange on which the Initial Fund lists the Exchange Class shares, the Initial Fund may be required to hold annual meetings of shareholders, which, because all classes of shares will have the same voting rights except with respect to matters solely related to that class, will require a meeting of shareholders of all classes of the Initial Fund's shares. Applicants state that, if such annual meetings of shareholders are required by the listing rules of the applicable Exchange, the holders of all classes of shares of the Initial Fund will be able to participate in and will benefit from such annual meetings, and the expenses associated with such annual meetings will be allocated across all shareholders of the Initial Fund consistent with rule 18f-3 under the Act. Applicants represent that, to the extent that the Initial Fund is required to hold an annual meeting of shareholders to comply with the listing rules applicable to the Exchange Class, the Initial Fund will disclose in its registration statement that the non-Exchange listed classes will pay a portion of the related expenses, even though they are only subject to the requirement due to the listing rules applicable to the Exchange Class.

10. Applicants submit that all classes of shares of the Initial Fund will be issued by the Initial Fund at the applicable class's then-current NAV, and investors will be able to purchase shares from the Initial Fund at such NAV plus any applicable sales or distribution charge. Applicants state that, to the extent that the Initial Fund offers shares of any class at a premium to such class's then-current NAV, it will offer shares of all classes subject to the same premium. Applicants further state that the Initial Fund will comply with section 23(b) of the Act

in issuing its shares, including any Exchange Class shares and Tokenized Class shares, and will not sell any shares of its common stock at a price below the applicable class's then-current NAV unless the same offer is made to holders of all classes of the Initial Fund's common stock. Applicants also submit that any repurchase offers made by the Funds will be made equally to all holders of shares of each such Fund and of each class of such Fund, and the percentage taken up and paid for in any repurchase offer will be allocated on a Fund, not class, basis.

11. Applicants state that, from time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class D, Class S, Class U, Exchange Class, and Tokenized Class, with respect to their arrangements for sales loads, distribution fees, or shareholders services fees pursuant to and in compliance with rule 18f-3 under the Act and the terms and conditions of the Application. Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of FINRA rule 2341(d) (the "FINRA Sales Charge Rule").[4]

Applicants' Legal Analysis:[5]

Multiple Classes of Shares

1. Section 18(a)(2) of the Act provides that a closed-end investment company may not issue or sell a senior security that is a stock unless certain requirements are met. Applicants acknowledge that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

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4 All references in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

5 Applicants do not believe that interval funds, such as the Initial Fund, require any specific relief to either list their shares on an Exchange or trade them on an ATS.

2. Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants acknowledge that the creation of multiple classes of shares of the Funds may be prohibited by section 18(c), as a class may have priority over another class as to the distribution of assets or payment of dividends because: (i) shareholders of different classes would pay different fees and expenses and (ii) the record date for dividend distributions on non-Exchange Class shares will be one business day before the ex-dividend date, whereas, due to Exchange requirements, the record date on the Exchange Class shares is expected to be the ex-dividend date.

3. Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants acknowledge that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

5. Applicants request exemptive relief, consistent with the Prior Order, to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of section 18(g) of the Act that would violate the provisions of section 18(a)(2) of the Act, violate the equal voting provisions of

section 18(i) of the Act, and, if more than one class of senior security were issued, violate section 18(c) of the Act.

6. Applicants do not believe that the features of the Exchange Class or Tokenized Class of shares discriminate against any group of shareholders or otherwise raise the concerns that section 18 is intended to address. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company. Applicants further state that, while holders of Exchange Class or Tokenized Class shares may engage in secondary transactions in shares (via the Exchange, an ATS, or through a peer-to-peer transaction, as applicable), and may purchase such shares from third parties at prices above or below NAV in secondary market transactions, such transactions will not involve transactions with a Fund, and so will not create either potentially senior claims on the Fund's assets or dilution of the interests of other shareholders. In addition, Applicants note that holders of other classes of shares would be able to exchange their shares for Exchange Class or Tokenized Class shares if they wish to take advantage of these features.

7. With respect to the declaration and payment of dividends, Applicants do not expect the difference in record dates to have any material economic impact on a particular share class. Applicants state that the ex-dividend date will be the same for all classes of a Fund, and a Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

Early Withdrawal Charges

8. Applicants request exemptive relief, consistent with the Prior Order, from rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds. No EWC will be charged on Exchange Class shares or Tokenized Class shares.

Asset-based Distribution and/or Service Fees

9. Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

10. Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act.

11. Applicants request that the Order, like the Prior Order, provide relief, pursuant to section 17(d) and rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees. Applicants represent that the Funds will comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

12. For the reasons stated above, Applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants state that the

Funds’ imposition of asset-based distribution and/or service fees is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants’ Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each Fund relying on the Order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies. In addition, each Fund relying on the Order will comply with the provisions of rule 18f-3, and any costs attributable specifically to a class will be allocated exclusively to that class, except that costs of annual shareholder meetings, if required by the Exchange-listing rules applicable to the Exchange Class, will be borne by all classes in accordance with the requirements of rule 18f-3.

2. Each business day, each Fund will disclose prominently on its website, which will be publicly available and free of charge, its current net asset value per share as of the end of the prior business day.

3. No Fund will impose any EWC on any Exchange Class shares or Tokenized Class shares.

4. Each Fund will clearly disclose in its registration statement and on its website that purchases and sales on an Exchange, an ATS, or in peer-to-peer transactions may be at

prices other than NAV, which may result in shareholders purchasing shares for more than, or selling shares for less than, NAV.

5. To the extent that a Fund is required to hold an annual meeting of shareholders to comply with the listing rules applicable to the Exchange Class, such Fund will disclose in its registration statement that the non-Exchange listed classes will pay a portion of the related expenses, even though they are only subject to the requirement due to the listing rules applicable to the Exchange Class.

6. Each Fund (or its agent on the Fund's behalf) will, in a manner consistent with applicable law, perform anti-money laundering and know your customer reviews of all wallets that propose to hold Tokenized Class shares to confirm that the Initial Fund (or its agent) has sufficient identifying information on the owner of such wallet, and only approved wallets will be permitted to hold Tokenized Class shares. In doing so, each Fund will comply with applicable laws concerning customer and investor identification, including any applicable laws concerning the prevention of money laundering and the application of sanctions controls.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.